PERFORMANCE HEALTH TECHNOLOGIES, INC.
                               427 Riverview Plaza
                            Trenton, New Jersey 08611



                                                              May 10, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn.:  Mr. Tom Jones

         RE:      PERFORMANCE HEALTH TECHNOLOGIES, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  SEC FILE NO. 333-138668

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Performance Health Technologies, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-138668, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 16, 2006 and has not been declared effective and no securities have been sold in connection with the offering.

         The Company's request is based on a determination not to proceed with the registration of the shares included in the Registration Statement at this time. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

         The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

         If you have any questions concerning our request for withdrawal, please call Thomas P. Gallagher of Gallagher, Briody & Butler, our counsel, at 609-452-6000. Please provide a copy of the Order consenting to this withdrawal to Mr. Gallagher by facsimile at 609-452-0090.

                                     Very truly yours,

                                     Performance Health Technologies, Inc.

                                     By: /S/ ROBERT D. PRUNETTI
                                         ---------------------------------------
                                         Robert D. Prunetti
                                         President and Chief Executive Officer